 EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 3, 2013
Item 3	News Release The news release dated October 3, 2013 was disseminated through Marketwire and filed on SEDAR on October 3, 2013.
Item 4	Summary of Material Change Pretivm reported that processing is underway for the 10,000-tonne bulk sample from the Valley of the Kings Bulk Sample Program.
Item 5	Full Description of Material Change
5.1 Full Description of Material Change

Pretivm reported that processing is underway for the 10,000-tonne bulk sample from the Valley of the Kings Bulk Sample Program (the “Program”).

Bulk Sample Processing

All of the excavated material from the Program has been sampled with a sample tower at Brucejack.  The material not designated for assaying (comprising approximately 10,000 tonnes) is being shipped to a custom mill in Montana, where processing is now underway.  It is planned that approximately 1,000 tonnes of material will be processed per week at a minimum rate of 220 tonnes per day to produce gold/silver gravity and flotation concentrates.  Gold recoveries are expected to average approximately 90%.  Total processing is expected to take approximately 10 weeks and be completed in the fourth quarter.  The amount of gold and silver produced by the mill will be reported over this period.

Snowden Mining Industry Consultants’ independent Qualified Persons are responsible for the review and sign-off of the milling and processing component of the Program.

Sample Tower Assaying and Program Drilling

Metallic screen assaying is in progress for samples from the sample tower.  The 16,789 meters of underground drilling in 201 holes for the Program has been completed.  Assay results have now been reported for 15 of the 17 planned drill fans, and the results from the final two fans are expected to be received and reported in mid-October. Strathcona's report on the Program is now expected early in 2014 after compilation of all data.

Strathcona Mineral Services Ltd. (“Strathcona”) has been engaged as the independent Qualified Person to oversee and report on the 10,000-tonne bulk sample for the Program.

Cleopatra Vein; Additional Underground and Surface Exploration

Excavation of a drift along the recently-discovered high-grade Cleopatra Vein in the Valley of the Kings has been completed, with two raises on Cleopatra underway.  Cleopatra has been defined for approximately 85 meters along strike, 50 meters above the 1345-meter level, 50 meters below the 1345-level and remains open in all directions.  A third raise is now underway on the 615L Vein between the 426615E and 426645E cross-cuts and a drift from the 426555E cross-cut to the 426585E cross-cut will commence shortly.

Underground exploration drilling is currently testing high-grade mineralization to the east of the bulk sample location.  A total of approximately 16,500 meters of underground exploration drilling is expected to be completed, with approximately 14,000 meters of underground exploration drilling completed to date.

The surface drill program totaling approximately 5,000 meters of drilling at the Valley of the Kings has now been completed with assays to be reported on receipt.

Feasibility Study Update

The Brucejack Project Feasibility Study (see news release dated June 11, 2013), and associated mine plan and Mineral Reserves, will be updated following the completion of an updated Mineral Resource estimate for the Valley of the Kings.  The updated Mineral Resource estimate for the Valley of the Kings will incorporate all 2013 underground and surface drilling and will be prepared following receipt of all assays for the 2013 drill program.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of October, 2013